Exhibit 99.1

NEW GOLD PROVIDES NOTICE OF RELEASE OF THIRD QUARTER 2025 RESULTS AND CONFERENCE CALL

TORONTO, Oct. 7, 2025 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) is providing notice that it will release its third quarter 2025 operational and financial results after market close on Tuesday, October 28, 2025. The Company will host its third quarter 2025 earnings conference call and webcast on Wednesday, October 29, 2025 at 8:30 am Eastern Time.

Third Quarter 2025 Conference Call and Webcast

•	Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/gJ3q8QBd41X
•	Participants may also listen to the conference call by calling North American toll free 1-800-715-9871, or 1-289-815-3444 outside of the U.S. and Canada, passcode 7817280.
•	To join the conference call without operator assistance, you may register and enter your phone number at https://registrations.events/easyconnect/7817280/recqt68KWRBqZZeb9/ to receive an instant automated call back.
•	A recorded playback of the conference call will be available until November 29, 2025 by calling North American toll free 1-800-770-2030, or 1-647-362-9199 outside of the U.S. and Canada, passcode 7817280. An archived webcast will also be available at www.newgold.com

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit www.newgold.com.

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SOURCE New Gold Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2025/07/c4864.html

%CIK: 0000800166

For further information: For further information, please contact: Ankit Shah, Executive Vice President and Chief Strategy Officer, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 06:30e 07-OCT-25